Schedule 13D                                                        Page 1 of 20

================================================================================
SEC 1746  Potential  persons who are to respond to the collection of information
 (2-98)   contained  in this form are not  required  to respond  unless the form
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                        UNITED STATES                  -------------------------
              SECURITIES AND EXCHANGE COMMISSION             OMB APPROVAL
                     Washington, D.C. 20549            -------------------------
                                                         OMB Number: 3235-0145
                          SCHEDULE 13D                 -------------------------
                                                       Expires: October 31, 2002
           Under the Securities Exchange Act of 1934   -------------------------
                                                       Estimated  average burden
                                                       hours per response   14.9
                                                       -------------------------

                              SABA SOFTWARE, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  COMMON STOCK
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   784932105
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                Barbara Russell
                              3000 Sand Hill Road
                             Building 4, Suite 280
                              Menlo Park, CA 94025
                                 (650) 854-3927
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                    10/01/02
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13D                                                        Page 2 of 20

CUSIP No.        782934105
--------------------------------------------------------------------------------

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

     Sequoia Capital IX
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)

     (a) [ ]

     (b) [X]
--------------------------------------------------------------------------------
3.   SEC Use Only
--------------------------------------------------------------------------------
4.   Source of Funds (See Instructions)       OO (1)
--------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization       Delaware
--------------------------------------------------------------------------------
Number of           7.   Sole Voting Power
Shares              ------------------------------------------------------------
Beneficially        8.   Shared Voting Power 868,720
Owned by            ------------------------------------------------------------
Each                9.   Sole Dispositive Power
Reporting           ------------------------------------------------------------
Person With         10.  Shared Dispositive Power 868,720
--------------------------------------------------------------------------------
11.  Aggregate Amount  Beneficially  Owned by Each Reporting  Person 868,720
--------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11) 1.8%
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)

     PN
--------------------------------------------------------------------------------

Schedule 13D                                                        Page 3 of 20

CUSIP No.        782934105
--------------------------------------------------------------------------------

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

     Sequoia Capital IX Principals Fund
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)

     (a) [ ]

     (b) [X]
--------------------------------------------------------------------------------
3.   SEC Use Only
--------------------------------------------------------------------------------
4.   Source of Funds (See Instructions)       OO (1)
--------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization       Delaware
--------------------------------------------------------------------------------
Number of           7.   Sole Voting Power
Shares              ------------------------------------------------------------
Beneficially        8.   Shared Voting Power 160,348
Owned by            ------------------------------------------------------------
Each                9.   Sole Dispositive Power
Reporting           ------------------------------------------------------------
Person With         10.  Shared Dispositive Power 160,348
--------------------------------------------------------------------------------
11.  Aggregate Amount  Beneficially  Owned by Each Reporting  Person 160,348
--------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11) 0.3%
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)

     OO
--------------------------------------------------------------------------------

Schedule 13D                                                        Page 4 of 20

CUSIP No.        782934105
--------------------------------------------------------------------------------

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

     Sequoia Capital Entrepreneurs Fund
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)

     (a) [ ]

     (b) [X]
--------------------------------------------------------------------------------
3.   SEC Use Only
--------------------------------------------------------------------------------
4.   Source of Funds (See Instructions)       OO (1)
--------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization       Delaware
--------------------------------------------------------------------------------
Number of           7.   Sole Voting Power
Shares              ------------------------------------------------------------
Beneficially        8.   Shared Voting Power 133,720
Owned by            ------------------------------------------------------------
Each                9.   Sole Dispositive Power
Reporting           ------------------------------------------------------------
Person With         10.  Shared Dispositive Power 133,720
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person  133,720
--------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11) 0.3%
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)

     PN
--------------------------------------------------------------------------------

Schedule 13D                                                        Page 5 of 20

CUSIP No.        782934105
--------------------------------------------------------------------------------

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

     SC IX Management LLC
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)

     (a) [ ]

     (b) [X]
--------------------------------------------------------------------------------
3.   SEC Use Only
--------------------------------------------------------------------------------
4.   Source of Funds (See Instructions)       OO (1)
--------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization       Delaware
--------------------------------------------------------------------------------
Number of           7.   Sole Voting Power
Shares              ------------------------------------------------------------
Beneficially        8.   Shared Voting Power 1,162,788
Owned by            ------------------------------------------------------------
Each                9.   Sole Dispositive Power
Reporting           ------------------------------------------------------------
Person With         10.  Shared Dispositive Power 1,162,788
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person  1,162,788
--------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11) 2.4%
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)

     OO
--------------------------------------------------------------------------------

Schedule 13D                                                        Page 6 of 20

CUSIP No.        782934105
--------------------------------------------------------------------------------

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

     Sequoia Capital Franchise Fund
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)

     (a) [ ]

     (b) [X]
--------------------------------------------------------------------------------
3.   SEC Use Only
--------------------------------------------------------------------------------
4.   Source of Funds (See Instructions)       OO (1)
--------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization       Delaware
--------------------------------------------------------------------------------
Number of           7.   Sole Voting Power
Shares              ------------------------------------------------------------
Beneficially        8.   Shared Voting Power 3,069,767
Owned by            ------------------------------------------------------------
Each                9.   Sole Dispositive Power
Reporting           ------------------------------------------------------------
Person With         10.  Shared Dispositive Power 3,069,767
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person  3,069,767
--------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11) 6.3%
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)

     PN
--------------------------------------------------------------------------------

Schedule 13D                                                        Page 7 of 20

CUSIP No.        782934105
--------------------------------------------------------------------------------

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

     Sequoia Capital Franchise Partners
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)

     (a) [ ]

     (b) [X]
--------------------------------------------------------------------------------
3.   SEC Use Only
--------------------------------------------------------------------------------
4.   Source of Funds (See Instructions)       OO (1)
--------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization       Delaware
--------------------------------------------------------------------------------
Number of           7.   Sole Voting Power
Shares              ------------------------------------------------------------
Beneficially        8.   Shared Voting Power 418,604
Owned by            ------------------------------------------------------------
Each                9.   Sole Dispositive Power
Reporting           ------------------------------------------------------------
Person With         10.  Shared Dispositive Power 418,604
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person  418,604
--------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11) 0.9%
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)

     PN
--------------------------------------------------------------------------------

Schedule 13D                                                        Page 8 of 20

CUSIP No.        782934105
--------------------------------------------------------------------------------

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

     SCFF Management LLC
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)

     (a) [ ]

     (b) [X]
--------------------------------------------------------------------------------
3.   SEC Use Only
--------------------------------------------------------------------------------
4.   Source of Funds (See Instructions)       OO (1)
--------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization       Delaware
--------------------------------------------------------------------------------
Number of           7.   Sole Voting Power
Shares              ------------------------------------------------------------
Beneficially        8.   Shared Voting Power 3,488,371
Owned by            ------------------------------------------------------------
Each                9.   Sole Dispositive Power
Reporting           ------------------------------------------------------------
Person With         10.  Shared Dispositive Power 3,488,371
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person  3,488,371
--------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11) 7.2%
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)

     OO
--------------------------------------------------------------------------------

Schedule 13D                                                        Page 9 of 20
CUSIP No.        782934105
--------------------------------------------------------------------------------

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

     Michael Goguen
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)

     (a) [ ]

     (b) [X]
--------------------------------------------------------------------------------
3.   SEC Use Only
--------------------------------------------------------------------------------
4.   Source of Funds (See Instructions)       OO (1)
--------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization       USA
--------------------------------------------------------------------------------
Number of           7.   Sole Voting Power
Shares              ------------------------------------------------------------
Beneficially        8.   Shared Voting Power  4,651,159
Owned by            ------------------------------------------------------------
Each                9.   Sole Dispositive Power
Reporting           ------------------------------------------------------------
Person With         10.  Shared Dispositive Power  4,651,159
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person  4,651,159
--------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11) 9.6%
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)

     IN
--------------------------------------------------------------------------------

Schedule 13D                                                       Page 10 of 20
CUSIP No.        782934105
--------------------------------------------------------------------------------

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

     Mark Kvamme
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)

     (a) [ ]

     (b) [X]
--------------------------------------------------------------------------------
3.   SEC Use Only
--------------------------------------------------------------------------------
4.   Source of Funds (See Instructions)       OO (1), PF (2)
--------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization       USA
--------------------------------------------------------------------------------
Number of           7.   Sole Voting Power  5,174
Shares              ------------------------------------------------------------
Beneficially        8.   Shared Voting Power  1,162,788
Owned by            ------------------------------------------------------------
Each                9.   Sole Dispositive Power  5,174
Reporting           ------------------------------------------------------------
Person With         10.  Shared Dispositive Power  1,162,788
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person  1,167,962
--------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11) 2.4%
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)

     IN
--------------------------------------------------------------------------------

Schedule 13D                                                       Page 11 of 20
CUSIP No.        782934105
--------------------------------------------------------------------------------

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

     Douglas Leone
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)

     (a) [ ]

     (b) [X]
--------------------------------------------------------------------------------
3.   SEC Use Only
--------------------------------------------------------------------------------
4.   Source of Funds (See Instructions)       OO (1), PF (2)
--------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization       USA
--------------------------------------------------------------------------------
Number of           7.   Sole Voting Power  119,788
Shares              ------------------------------------------------------------
Beneficially        8.   Shared Voting Power  4,651,159
Owned by            ------------------------------------------------------------
Each                9.   Sole Dispositive Power  119,788
Reporting           ------------------------------------------------------------
Person With         10.  Shared Dispositive Power  4,651,159
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person  4,770,947
--------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11) 9.8%
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)

     IN
--------------------------------------------------------------------------------

Schedule 13D                                                       Page 12 of 20
CUSIP No.        782934105
--------------------------------------------------------------------------------

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

     Michael Moritz
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)

     (a) [ ]

     (b) [X]
--------------------------------------------------------------------------------
3.   SEC Use Only
--------------------------------------------------------------------------------
4.   Source of Funds (See Instructions)       OO (1), PF (2)
--------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization       USA
--------------------------------------------------------------------------------
Number of           7.   Sole Voting Power  468,864 (3)
Shares              ------------------------------------------------------------
Beneficially        8.   Shared Voting Power  4,651,159
Owned by            ------------------------------------------------------------
Each                9.   Sole Dispositive Power  468,864 (3)
Reporting           ------------------------------------------------------------
Person With         10.  Shared Dispositive Power  4,651,159
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person  5,120,023
--------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11) 10.5%
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)

     IN
--------------------------------------------------------------------------------

Schedule 13D                                                       Page 13 of 20
CUSIP No.        782934105
--------------------------------------------------------------------------------

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

     Mark Stevens
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)

     (a) [ ]

     (b) [X]
--------------------------------------------------------------------------------
3.   SEC Use Only
--------------------------------------------------------------------------------
4.   Source of Funds (See Instructions)       OO (1), PF (2)
--------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization       USA
--------------------------------------------------------------------------------
Number of           7.   Sole Voting Power  440,470
Shares              ------------------------------------------------------------
Beneficially        8.   Shared Voting Power  4,651,159
Owned by            ------------------------------------------------------------
Each                9.   Sole Dispositive Power  440,470
Reporting           ------------------------------------------------------------
Person With         10.  Shared Dispositive Power  4,651,159
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person  5,091,629
--------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11) 10.5%
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)

     IN
--------------------------------------------------------------------------------

Notes

(1) Investment funds from investors in holding entities were used to acquire those shares of Common Stock over which the Reporting Person has shared voting and dispositive power.

(2) Personal funds were used to acquire those shares of Common Stock over which the Reporting Person has sole voting and dispositive power.

(3) Includes 20,000 shares of Common Stock issuable within 60 days upon the exercise of options to purchase Common Stock.

Schedule 13D                                                       Page 14 of 20

Item 1.  Security and Issuer

     The title of the class of securities to which this Schedule 13D relates is the common stock, par value $0.001 per share (the "Common Stock"), of Saba Software, Inc., a Delaware corporation (the "Issuer"), with its principal executive offices at 2400 Bridge Parkway, Redwood Shores, California 94065-1166.

Item 2.  Identity and Background

     (a) This Schedule 13D is being filed on behalf of entities Sequoia Capital IX, Sequoia Capital IX Principals Fund, Sequoia Capital Entrepreneurs Fund, SC IX Management LLC, Sequoia Capital Franchise Fund, Sequoia Capital Franchise Partners and SCFF Management LLC and individuals Michael Goguen, Mark Kvamme, Douglas Leone, Michael Moritz and Mark Stevens (each reporting individual, a "Reporting Individual," and each reporting entity or individual, a "Reporting Person"). The Reporting Persons are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Act, although neither the fact of this joint filing nor anything contained herein shall be deemed an admission by any Reporting Person that such a "group" exists. The agreement among the Reporting Persons to file jointly is attached hereto as Exhibit 1. Each Reporting Person disclaims beneficial ownership of all shares of Common Stock other than those reported herein as being owned by such Reporting Person.

     (b) The business address of each Reporting Person is 3000 Sand Hill Road, Building 4, Suite 280, Menlo Park, California 94025.

     (c) Each Reporting Individual is engaged through venture capital investment entities in acquiring, holding and disposing of interests in various companies for investment purposes. Each entity that is a Reporting Person is a venture capital investment entity. Michael Moritz is on the Board of Directors of the Issuer. Except as set forth below, each of the Reporting Individuals is a managing member of the limited liability corporations that are the general partners of the following entities ("Holding Entities") that hold shares of Common
          Stock:

Schedule 13D                                                                               Page 15 of 20

Name of Holding Entity                  Name of General Partner            Name of Managing Members
                                                                           of the General Partner
----------------------                  -----------------------            -----------------------------
Sequoia Capital IX                        SC IX Management LLC             Michael Goguen, Mark Kvamme,
                                                                           Douglas Leone, Michael Moritz
                                                                           and Mark Stevens

Sequoia Capital IX Principals Fund        SC IX Management LLC             Michael Goguen, Mark Kvamme,
                                                                           Douglas Leone, Michael Moritz
                                                                           and Mark Stevens

Sequoia Capital Entrepreneurs Fund        SC IX Management LLC             Michael Goguen, Mark Kvamme,
                                                                           Douglas Leone, Michael Moritz
                                                                           and Mark Stevens

Sequoia Capital Franchise Fund            SCFF Management LLC              Michael Goguen, Douglas Leone,
                                                                           Michael Moritz and Mark Stevens

Sequoia Capital Franchise Partners        SCFF Management LLC              Michael Goguen, Douglas Leone,
                                                                           Michael Moritz and Mark Stevens

(d) None of the Reporting Persons have during the past five years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons have during the past five years been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Reporting Individuals are all United States citizens. Each Reporting Person that is an entity was organized in the state of Delaware.

Item 3. Source and Amount of funds or Other Consideration

     The source of the funds used to purchase the shares of Common Stock for which the Reporting Persons share voting and dispositive power, as set forth in rows seven through ten of the cover pages hereof, are investment funds provided to the Holding Entities by investors. The Holding Entities purchased such shares under the following agreements: (i) the Securities Purchase Agreement by and among the Issuer and buyers Sequoia Capital IX, Sequoia Capital Entrepreneurs Fund, Sequoia Capital Franchise Fund and Sequoia Capital Franchise Partners, dated effective as of October 1, 2002 (the "Securities Agreement"), pursuant to which the buyers purchased an aggregate of 4,302,323 shares of Common Stock for an aggregate purchase price of $9,249,994.45; and (ii) the Stock Purchase Agreement by and among Bobby Yazdani and purchasers Sequoia Capital IX and Sequoia Capital IX Principals Fund, dated effective as of October 1, 2002, pursuant to which the purchasers purchased an aggregate of 348,836 shares of Common Stock for an aggregate purchase price of $749,997.40.

     The sources of the funds used to purchase the shares of Common Stock for which the Representative Persons have sole voting and dispositive power (which shares were purchased at an earlier date), as set forth in rows seven through ten of the cover pages hereof, were their respective personal funds.

Schedule 13D                                                       Page 16 of 20

Item 4: Purpose of Transaction

     The Reporting Persons have acquired the shares of Common Stock for investment purposes. The Reporting Persons may from time to time acquire additional shares of Common Stock or dispose of shares of Common Stock through open market or privately negotiated transactions, or otherwise, depending on existing market conditions and other considerations discussed below. Each of the Reporting Persons intends to review its investment in the Issuer on a continuing basis and, depending upon the price and availability of shares of the Common Stock, subsequent developments affecting the Issuer, the Issuer's business and prospects, other investment and business opportunities available to such Reporting Person, general stock market and economic conditions, tax considerations and other factors considered relevant, may decide at any time to increase, or to decrease, the size of its investment in the Issuer.

     Other than as indicated above, the Reporting Persons have no present plans or proposals which relate to or would result in any of the following: (i) the acquisition of additional securities of the Issuer, or the disposition of securities of the Issuer; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (iii) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (iv) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Issuer 's Board of Directors; (v) any material change in the present capitalization or dividend policy of the Issuer; (vi) any other material change in the Issuer's business or corporate structure; (vii) any change in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (viii) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (ix) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (x) any action similar to any of those enumerated in the foregoing clauses (i) through (ix). The Reporting Persons do, however, reserve the right in the future to adopt such plans or proposals subject to compliance with applicable regulatory requirements.

Schedule 13D                                                       Page 17 of 20

Item 5. Interest in Securities of the Issuer

(a) For each of the Reporting Persons, the aggregate number of shares of Common Stock beneficially owned and the percentage of Common Stock beneficially owned based upon 48,570,186 shares of Common Stock outstanding as of September 25, 2002, as represented and warranted by the Issuer in the Securities Agreement, is as follows:


               Name                   Shares Beneficially Owned     Percentage
-----------------------------------  --------------------------- ---------------
Sequoia Capital IX                          868,720 (1)               1.8%

Sequoia Capital IX Principals Fund          160,348 (1)               0.3%

Sequoia Capital Entrepreneurs Fund          133,720 (1)               0.3%

SC IX Management LLC                      1,162,788 (1)               2.4%

Sequoia Capital Franchise Fund            3,069,767 (1)               6.3%

Sequoia Capital Franchise Partners          418,604 (1)               0.9%

SCFF Management LLC                       3,488,371 (1)               7.2%

Michael Goguen                            4,651,159 (1)               9.6%

Mark Kvamme                               1,167,962 (2)               2.4%

Douglas Leone                             4,770,947 (3)               9.8%

Michael Moritz                            5,120,023 (3)(4)           10.5%

Mark Stevens                              5,091,629 (3)              10.5%


         Notes
         -----

          (1) Shared voting and dispositive power over all indicated shares of Common Stock.

          (2)  Reflects   1,162,788  shares  of  Common  Stock  over  which  the
               Reporting Person has shared voting and dispositive power.

          (3)  Reflects   4,651,159  shares  of  Common  Stock  over  which  the
               Reporting Person has shared voting and dispositive power.

          (4) Includes 20,000 shares of Common Stock issuable within 60 days upon the exercise of options to purchase Common Stock.

     (b) The number of shares of Common Stock as to which each of the Reporting Persons has sole or shared power to vote, direct the vote, dispose or direct the disposition are as set forth in rows seven through ten of the cover pages hereof.

     (c) Except as set forth in Item 3 above, no transactions in the Common Stock were effected during the past sixty days by the Reporting Persons.

Schedule 13D                                                       Page 18 of 20

     (d) No person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any securities owned by any member of the group.

     (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     Except as set forth herein, the Reporting Persons do not have any contracts, arrangements, understandings or relationships (legal or otherwise) with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.  Material to Be Filed as Exhibits

Exhibit 1. Joint Filing Agreement dated as of October 10, 2002, by and among Sequoia Capital IX, Sequoia Capital IX Principals Fund, Sequoia Capital Entrepreneurs Fund, SC IX Management LLC, Sequoia Capital Franchise Fund, Sequoia Capital Franchise Partners, SCFF Management LLC, Michael Goguen, Mark Kvamme, Douglas Leone, Michael Moritz and Mark Stevens.

Schedule 13D                                                       Page 19 of 20

                                   Signatures

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 10, 2002

Sequoia Capital IX                          Sequoia Capital Franchise Fund
Sequoia Capital Entrepreneurs Fund          Sequoia Capital Franchise Partners
Sequoia Capital IX Principals Fund

By:  SC IX Management LLC                   By:  SCFF Management LLC
A Delaware Limited Liability Company        A Delaware Limited Liability Company
General Partner of each                     General Partner of each

and on behalf of SC IX Management LLC       and on behalf of SCFF Management LLC
for itself                                  for itself

By:  Its Managing Members                   By:  Its Managing Members

and as individuals

/s/ Michael Goguen                          /s/ Michael Goguen
-------------------------------------       ------------------------------------
Michael Goguen                              Michael Goguen


/s/ Mark Kvamme                             /s/ Douglas Leone
-------------------------------------       ------------------------------------
Mark Kvamme                                 Douglas Leone


/s/ Douglas Leone                           /s/ Michael Moritz
-------------------------------------       ------------------------------------
Douglas Leone                               Michael Moritz


/s/ Michael Moritz                          /s/ Mark Stevens
-------------------------------------       ------------------------------------
Michael Moritz                              Mark Stevens


/s/ Mark Stevens
-------------------------------------
Mark Stevens


           Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

Schedule 13D                                                       Page 20 of 20

                                   EXHIBIT 1

                             JOINT FILING AGREEMENT

     The undersigned hereby agree that the foregoing statement on Schedule 13D is, and any amendments thereto executed by each of us shall be, filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that it knows or has reason to believe that such information is inaccurate. This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

     IN WITNESS WHEREOF, the undersigned have executed this Agreement as of the 10th day of October, 2002.

Sequoia Capital IX                          Sequoia Capital Franchise Fund
Sequoia Capital Entrepreneurs Fund          Sequoia Capital Franchise Partners
Sequoia Capital IX Principals Fund

By:  SC IX Management LLC                   By:  SCFF Management LLC
A Delaware Limited Liability Company        A Delaware Limited Liability Company
General Partner of each                     General Partner of each

and on behalf of SC IX Management LLC       and on behalf of SCFF Management LLC
for itself                                  for itself

By:  Its Managing Members                   By:  Its Managing Members

and as individuals

/s/ Michael Goguen                          /s/ Michael Goguen
-------------------------------------       ------------------------------------
Michael Goguen                              Michael Goguen


/s/ Mark Kvamme                             /s/ Douglas Leone
-------------------------------------       ------------------------------------
Mark Kvamme                                 Douglas Leone


/s/ Douglas Leone                           /s/ Michael Moritz
-------------------------------------       ------------------------------------
Douglas Leone                               Michael Moritz


/s/ Michael Moritz                          /s/ Mark Stevens
-------------------------------------       ------------------------------------
Michael Moritz                              Mark Stevens


/s/ Mark Stevens
-------------------------------------
Mark Stevens